EXHIBIT 99.33

CONSENT OF R. DOUGLAS BARTLETT, PG, CPG

The undersigned hereby consents to the use of the technical report titled “Technical Report on the Castle Mountain Project Feasibility Study, San Bernardino County, California, USA”, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2020 of Equinox Gold Corp.

/s/ R. Douglas Bartlett
By: R. Douglas Bartlett

Dated: March 24, 2021